UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11‑K

  x        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Or

__        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to___

Commission File No. 1‑985

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN
200 Chestnut Ridge Road
Woodcliff Lake, NJ  07677

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

INGERSOLL-RAND COMPANY LIMITED
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

TABLE OF CONTENTS

                                                                                                                                                          Page

INDEPENDENT AUDITORS' REPORT                                                                                             1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
   DECEMBER 31, 2002 AND 2001:

   Statements of Financial Condition                                                                                                        2

   Statements of Income and Changes in Plan Equity                                                                                3

   Notes to Financial Statements                                                                                                           4-15

SUPPLEMENTAL SCHEDULES (Ingersoll-Rand Company Savings Plan Master Trust):

   Schedule I - Schedule of Assets Held at End of Year - December 31, 2002                                        17

   Schedule II - Schedule of Reportable Transactions - December 31, 2002                                           18

   Other schedules required by Section 2520.103-10 of the DOL's Rules and Regulations for
      Reporting and Disclosure under ERISA have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT

To the Benefits Committee and Participants in the Ingersoll-Rand
Company Savings and Stock Investment Plan
Woodcliff Lake, New Jersey

We have audited the accompanying statements of financial condition of Ingersoll-Rand Company Savings and Stock Investment Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of income and changes in plan equity for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan as of December 31, 2002 and 2001, and the income and changes in plan equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These schedule are the responsibility of the Plan's management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

 /s/  Deloitte & Touche LLP
Parsippany, New Jersey
June 27, 2003

INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

	2002	2001
Assets:
Investments at current value:
Money Market Portfolio / Fixed Income Fund	$ 266,204,754	$ 261,437,029
Mutual Fund	306,215,007	345,302,380
Ingersoll-Rand Company Limited Stock Fund	215,933,680	236,230,688
Participant loans receivable	20,844,838	22,467,157

Total investments	809,198,279	865,437,254

Contributions receivable	351,425	1,196,750
Due from merged plans	-	2,483,759

Total assets and Plan equity	$ 809,549,704	$ 869,117,763

See notes to financial statements.

INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Contributions:
Participants	$ 52,302,179	$ 52,734,350
Employer	12,257,138	-

	64,559,317	52,734,350
Investment (loss) income:
Dividends	7,076,042	8,172,493
Interest	10,393,881	17,085,453
Net depreciation of investments	(52,824,342)	(60,630,497)

Net investment (loss)	(35,354,419)	(35,372,551)

Total additions	29,204,898	17,361,799

Participant withdrawals and distributions	(90,026,679)	(81,586,296)

Net decrease prior to transfers	(60,821,781)	(64,224,497)

Transfers from other plans, net	1,253,722	2,023,453

Net decrease in plan equity	(59,568,059)	(62,201,044)

Plan equity, beginning of year	869,117,763	931,318,807

Plan equity, end of year	$ 809,549,704	$ 869,117,763

See notes to financial statements.

INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1.     PLAN DESCRIPTION

The following brief description of the Ingersoll-Rand Company Savings and Stock Investment Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - Ingersoll-Rand Company (the "Company") adopted the Plan for eligible employees at participating locations.  For those employees that are eligible to participate in the Plan, there is automatic enrollment whereby a new employee is automatically enrolled in the Plan upon date of hire with a 2% pre-tax contribution that is invested in the Money Market Portfolio.  The employee then has a period of approximately 30 days to elect to not contribute to the Plan or to change their contribution percentage and investment options within the Plan.  Payroll deductions, consequently, do not begin until such period has expired.

Prior to August 1, 2002, the Plan assets were held by JPMorgan Chase Bank ("Chase") who served as the trustee of the Combined Investment Trust ("Combined Trust" through July 31, 2002) with PricewaterhouseCoopers as recordkeeper of the Plan.  Effective August 1, 2002, Fidelity Investments ("Fidelity") became trustee and recordkeeper of the Plan at which time the Plan's assets were removed from Chase and transferred to the Ingersoll-Rand Company Savings Plan Master Trust ("Savings Plan Master Trust") maintained by Fidelity.

The Ingersoll Rand Company Limited Board of Directors has delegated the authority to the Chief Executive Officer to appoint the Benefits Committee who administers the Plan.  The Finance Committee of the Ingersoll Rand Company Limited Board of Directors approves the Plan's primary investment options.   Participants direct investments among the primary investment options.

The Company intends to continue the Plan indefinitely.  However, the Company retains the right to terminate the Plan.  If the Company terminates the Plan, all participant account balances become fully vested at the termination date.

Contributions - Participants may contribute as basic contributions 1% to 6% (in whole percentages) of their compensation through payroll deductions.  Participants contributing 6% of compensation may contribute an additional 1% to 10% of compensation as supplemental contributions.  Participants may use before or after-tax dollars for part or all of their contributions.  Contributions are subject to varying limitations to ensure compliance with Internal Revenue Code ("IRC") requirements.  Participants may change their contribution amounts at any time effective the first pay period of the following week by contacting the recordkeeper.

The Company, for certain employees, contributes to the Plan via a matching contribution and a Company retirement contribution.  The Company matches basic contributions at a rate determined by the Ingersoll Rand Company Limited Board of Directors.  The Plan requires that Company matching contributions be at least 25%, but no more than 100% of participants' basic contributions.  For 2002 and 2001, the Company matching contribution was set at 50% of basic contributions.  The Company matching contribution is automatically invested in the Ingersoll-Rand Company Limited Stock Fund.  The Company retirement contribution is 1% of the participant's monthly compensation.  An additional Company retirement contribution of 1% is contributed to the Plan for employees who meet certain criteria, as outlined in the Plan.  The Plan also has a profit sharing contribution available for certain participants.

Effective October 1, 1995, for Company matching contributions, effective March 1, 1996, for Company retirement contributions, and effective December 31, 1998 for profit sharing contributions, the Plan was amended to allow such contributions to be contributed to the I-R/Clark Leveraged Employee Stock Ownership Plan (the "LESOP"), a participating plan in the Savings Plan Master Trust.  In 2001, all of the Company matching, Company retirement and profit sharing contributions were contributed to the LESOP.  During 2002, Company matching, Company retirement and profit sharing contributions were contributed to the LESOP through July 31, 2002 and effective August 1, 2002 Company matching and Company retirement contributions were contributed to the Plan.   Amounts contributed to the Plan prior to the effective dates of these amendments remain in the Plan unaffected.

Participant contributions are always 100% vested.  Company matching contributions, Company retirement contributions, and profit sharing contributions including those contributed to the LESOP, vest on a five-year, graded-vesting schedule.  Employees are immediately 20% vested.  After completing two years of service, the vested percentage increases in increments of 20% per year until fully vested after five years of service.  All Company matching contributions, Company retirement contributions and profit sharing contributions become 100% vested if a participant is disabled or his or her employment terminates due to retirement or death.

On June 10, 2002, the Company's Benefits Committee approved an amendment to the Plan that would permit participants to make transfers out of Company matching contributions.  The amendment provides that the transferability out of then existing Company matching contributions be phased in at 20% of each employee's existing Company matching contribution account per month starting August 5, 2002 until the account is 100% transferable on December 1, 2002.  Company matching contributions made after August 5, 2002, were available to be diversified immediately to other Plan investment options.

Investment Options - The Plan's assets are held in the Savings Plan Master Trust, together with assets from other participating plans. Effective August 1, 2002, when Fidelity became the recordkeeper and trustee of the Plan, certain funds of the other participating plans that had not been invested within the Combined Trust became invested in the Savings Plan Master Trust, in which the Plan participates.

Participants were able to invest their contributions, in multiples of 1%, in one or more of the following investment options for all of 2001 and from January 1, 2002 through July 31, 2002 :

-    Fixed Income Fund - A fund that invests in securities that produce a fixed rate of return.  Investments may include United States government securities, corporate bonds, notes, debentures, convertible securities, preferred stocks, investment funds or investment contracts.

-    Mutual Fund - Participants are able to select from the following mutual funds: Fidelity Growth and Income Portfolio, Fidelity Magellan Fund, Templeton Foreign Fund, Fidelity Contrafund, Fidelity Low-Priced Stock Fund, U.S. Equity Index Commingled Pool (formerly known as the Fidelity Institutional S&P 500 Index) (The U.S. Equity Index Commingled Pool is not a mutual fund and is managed by Fidelity Management Trust Company), Putnam Vista Fund and Putnam New Opportunities Fund.  Each fund consists of a portfolio of common stocks or other securities based on the fund's investment objective.  Prospectuses for mutual funds are available from the respective fund's management company.

-    Ingersoll-Rand Company Limited Stock Fund - A fund consisting primarily of Class A common shares of Ingersoll-Rand Company Limited.  Effective December 31, 2001, there was a reorganization whereby Ingersoll-Rand Company Limited, a Bermuda company, became the parent company to Ingersoll-Rand Company, a New Jersey corporation.  Participants are permitted to invest up to 100% of their account balance into this fund.

Participants may invest their contributions, in multiples of 1%, in one or more of the following investment options effective August 1, 2002:

-    Money Market Portfolio - A portfolio that invests in short-term investment options which seeks a high level of current income by investing in the Fidelity Institutional Money Market Fund :Money Market Portfolio - Class 1.  The underlying investments of the Fidelity Institutional Money Market Fund includes U.S. dollar denominated money market securities of domestic and foreign issuers, U.S. government securities, and repurchase agreements.  The portfolio may also enter into reverse repurchase agreements.  The Money Market Portfolio is not an SEC registered money market mutual fund and is administered by Fidelity Management Trust Company.

-    Mutual Fund - Participants are able to select from the following mutual funds: PIMCO Total Return Fund (Administrative Class), Davis New York Venture Fund, Inc. (Class A), Fidelity Low-Priced Stock Fund, Fidelity Dividend Growth Fund, Fidelity Magellan Fund, Massachusetts Investors Growth Stock Fund (Class A), U.S. Equity Index Commingled Pool (formerly known as the Fidelity Institutional S&P 500 Index) (The U.S. Equity Index Commingled Pool is not a mutual fund and is managed by Fidelity Management Trust Company), Fidelity Mid-Cap Stock Fund, Fidelity Diversified International Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund and Fidelity Freedom 2040 Fund.  Each fund consists of a portfolio of common stocks or other securities based on the fund's investment objective.  Prospectuses for mutual funds are available from the respective fund's management company.

-    Ingersoll-Rand Company Limited Stock Fund - No change from earlier description.

The income derived from the above investment options are reinvested in its respective investment option.

On any business day, participants may change their allocation of future contributions and transfer prior contributions between investment options. Transfers of prior contributions must be made in whole percentages.  These options are subject to certain rules and restrictions.

Distributions and Withdrawals - Plan distributions may be in the form of a lump sum or in such other manner that the Plan may permit.  In addition, Plan participants who separate from service may elect distributions of at least $500 on a daily basis.

At December 31, 2002 and 2001, the number of participants with balances in the Plan approximated 20,000 and 18,400, respectively.  The number of participants contributing to each of the Plan's investment options at December 31, 2002, were approximately:

Money Market Portfolio	11,700
Mutual Funds:
Fidelity Freedom Income:	60
Fidelity Freedom 2000 Fund	30
Fidelity Freedom 2010 Fund	80
Fidelity Freedom 2020 Fund	130
Fidelity Freedom 2030 Fund	140
Fidelity Freedom 2040 Fund	70
Fidelity Dividend Growth Fund	4,600
Fidelity Magellan Fund	5,100
U.S. Equity Index Commingled Pool	3,600
Massachusetts Investors Growth Stock Fund - Class A	110
Fidelity Low-Priced Stock Fund	2,700
Fidelity Mid-Cap Stock Fund	4,200
Fidelity Diversified International Fund	1,400
PIMCO Total Return Fund - Administrative Class	560
Davis NY Venture Fund, Inc Class A	210
Ingersoll-Rand Company Limited Stock Fund	15,100

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Plan follows the accrual method of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Benefits Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.

Risks and Uncertainties- The assets of the Plan are primarily financial instruments which are monetary in nature.  Accordingly, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation.  Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index.  Investments are subject to risk conditions of the individual investment's objectives, stock market performance, interest rates, economic conditions and world affairs.  Due to the level of risk associated with the Plan's investments, it is reasonably possible that changes in the values of the Plan's investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of financial condition.

Valuation of Investments - Plan assets are part of the Savings Plan Master Trust, which provides unified investment management.  Chase (through July 31, 2002) and Fidelity (effective August 1, 2002) both invest the Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan.

Separate participant accounts are maintained by investment option.  These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

Prior to August 1, 2002, the Metropolitan Life Insurance ("MetLife") Stable Income Fund invested in a group annuity contract which is carried at contract value, an approximation of current value.  Effective August 1, 2002, these assets were transferred to Fidelity's Institutional Money Market Portfolio which is valued at the current value based on published market quotations of those Fidelity funds in which it participates.

Prior to August 1, 2002, the PIMCO Stable Value Contract was carried at contract value, which equals net deposits plus credited interest.  Effective August 1, 2002, these assets were transferred to Fidelity's Institutional Money Market Portfolio which is valued at the current value based on published market quotations of those Fidelity funds in which it participates.

Prior to August 1, 2002, the JPMorgan Liquidity Fund contained short-term debt, bank certificates of deposit and collateralized repurchase agreements.  The carrying value of these investments is a reasonable estimate of their current value due to the short-term nature of the instruments.  Rates of return on the money-market funds vary with the instruments purchased and changes in short-term interest rates.  Effective August 1, 2002, these assets were transferred to Fidelity's Institutional Money Market Portfolio which is valued at the current value based on published market quotations of those Fidelity funds in which it participates.

The financial statements report investments in the Mutual Funds and the Ingersoll-Rand Company Limited Stock Fund at current value based on published market quotations.

The Participant Loan Fund represents the net outstanding receivable balance due to the Plan from those participants with outstanding loan balances.

Security Transactions and Investment Income - Realized gains or losses on security transactions are recorded on the trade date.  Realized gains or losses are the difference between the proceeds received and the participant's average unit cost.  Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

The statement of income and changes in plan equity includes unrealized appreciation or depreciation in accordance with the policy of stating investments at current value.  Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

Contributions - Participant, Company matching and Company retirement contributions are contributed to the Savings Plan Master Trust (or the LESOP trust, if before August 1, 2002), as applicable, on a weekly basis, as outlined in the Plan. Profit sharing contributions are contributed to the Savings Plan Master Trust or the LESOP annually.  Participant contributions for each investment option or portfolio are based on the participants' investment decisions.

Forfeitures - Forfeitures of nonvested Company contributions occur when participants are terminated.  Forfeitures of $7,373 and $13,298 at December 31, 2002 and 2001, respectively, were used to reduce future Company contributions.  Effective April 8, 2000, forfeitures may also be used to make Company contributions other than Company matching contributions and Company retirement contributions.  For 2002 and 2001, forfeitures of $263,776 and $342,356, respectively, were applied against Company contributions.

Expenses of the Plan - Most expenses associated with the administration of the Plan and the Trust are paid for by the Company.  Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments.

Benefit Obligations - Distributions to terminated employees are recorded in the Plan's financial statements when paid.  The approved and unpaid amounts were $0 and $1,278,777 at December 31, 2002 and 2001, respectively.  These amounts will be reflected as liabilities on the Plan's Form 5500 in accordance with Department of Labor Regulations.

3.     MONEY MARKET PORTFOLIO / FIXED INCOME FUND

Investments in the Money Market Portfolio as held by Fidelity at December 31, 2002, consist solely of the Fidelity Institutional Money Market Portfolio:

Savings Plan Master Trust Money Market Portfolio	$ 348,593,259
Less other plans	82,388,505

Plan investment in Money Market Portfolio	$ 266,204,754

Investments in the Fixed Income Fund as held by Chase at December 31, 2001, were as follows:

*JPMorgan Liquidity Fund	$ 77,406,675
MetLife Stable Income Fund	182,480,994
PIMCO Stable Value Contract	97,411,709

Total Combined Trust Fixed Income Fund	357,299,378
Less other plans	95,862,349

Plan investment in Fixed Income Fund	$ 261,437,029

* Party-in-interest. (See footnote 10)

Net realized and unrealized appreciation of investments for the years ended December 31 were as follows:

	2002	2001

Savings Plan Master Trust Money Market Portfolio	$ 2,517,661	$ -
Less other plans	770,967	-

Net Plan Appreciation	$ 1,746,694	$ -

The JPMorgan Liquidity Fund reported an annualized rate of return of 1.039% for the period from January 1, 2002 to July 31, 2002 and 4.289% in 2001.

The MetLife group annuity contract consists principally of an investment agreement between the Company and MetLife in which MetLife maintains a separate account for the investment of participants' assets in an actively managed institutional bond fund.  From January 1, 2001 through July 31, 2001, the MetLife Stable Income Fund invested in a group annuity contract, which is carried at contract value, an approximation of current value.  The interest rate credited to the fund was 5.87% from January 1, 2001 through July 31, 2001.  From August 1, 2001, until its maturity on July 31, 2002, the MetLife Stable Income Fund served as a guaranteed insurance contract with a lump-sum payment made upon its maturity on July 31, 2002.  The fund had a guaranteed interest rate of 8.42% from August 1, 2001 to September 7, 2001, 8.49% from September 8, 2001 to June 30, 2002 and 1.94% from July 1, 2002 to July 31, 2002.

The PIMCO Stable Value Contract was purchased by the Combined Trust on August 3, 1998.  The fund is comprised of a separate account fixed income portfolio actively managed by PIMCO and a book value wrap contract issued by AIG Financial Products.  The book value wrap contract allows for the portfolio to be carried at contract value, which equals net deposits plus credited interest.  The contract was cancelled effective July 31, 2002 and average interest rates credited to the fund were 4.97% and 5.87% in 2002 and 2001, respectively.

4.       MUTUAL FUND

Investments in the Mutual Fund at December 31, 2002, as maintained by Fidelity were as follows:

PIMCO Total Return Fund - Administrative Class	$ 27,597,091
Massachusetts Investors Growth Stock Fund - Class A	635,191
Davis NY Venture Fund - Class A	1,556,895
*Fidelity Magellan Fund	79,602,191
*Fidelity Low-Priced Stock Fund	41,659,607
*Fidelity Diversified International Fund	11,174,224
*Fidelity Dividend Growth Fund	73,521,863
*Fidelity Mid-Cap Stock Fund	51,510,221
*Fidelity Freedom Income Fund	972,351
*Fidelity Freedom 2000 Fund	746,849
*Fidelity Freedom 2010 Fund	2,288,156
*Fidelity Freedom 2020 Fund	2,064,369
*Fidelity Freedom 2030 Fund	1,032,317
*Fidelity Freedom 2040 Fund	199,233
*U.S. Equity Index Commingled Pool	67,735,890
*Fidelity Retirement Money Market Fund	5,234,473
*Spartan U.S. Equity Index Fund	573,565

Total Savings Plan Master Trust Mutual Funds	368,104,486
Less other plans	61,889,479

Plan investment in Mutual Funds	$ 306,215,007

*  Permitted party-in-interest.  (See footnote 10)

Investments in the Mutual Fund at December 31, 2001, as maintained by Chase were as follows:

Templeton Foreign Fund	$ 8,258,093
Fidelity Contrafund	27,026,852
Putnam Vista Fund	30,792,023
Fidelity U.S. Equity Index Commingled Pool	80,162,864
Fidelity Low-Priced Stock Fund	28,104,585
Fidelity Growth and Income Portfolio	73,840,406
Putnam New Opportunities Fund	39,652,717
Fidelity Magellan Fund	57,678,551

Total Combined Trust Mutual Fund	345,516,091
Less other plans	213,711

Plan Investment in Mutual Fund	$ 345,302,380

The total investment at cost of the mutual funds within the Savings Plan Master Trust and Combined Trust was $374,707,784 and $369,178,883 at December 31, 2002 and 2001, respectively.

Net realized and unrealized appreciation (depreciation) of investments for the seven months ended July 31, 2002 and the year ended December 31, 2001, are as follows:

	2002	2001

Templeton Foreign Fund	$ 18,885,222	$ (932,542)
Fidelity Contrafund Fund	(2,311,895)	(4,041,420)
Putnam Vista Fund	(24,752,660)	(16,454,720)
Fidelity U.S. Equity Index Commingled Pool	(15,738,680)	(11,636,548)
Fidelity Low-Priced Stock Fund	(1,528,643)	3,286,214
Fidelity Growth and Income Portfolio	(11,526,968)	(9,366,306)
Putnam New Opportunities Fund	(13,588,996)	(17,367,324)
Fidelity Magellan Fund	(12,410,302)	(8,617,781)

Total Combined Trust Mutual Fund	(62,972,922)	(65,130,427)
Putnam Managed Accounts	(31,364)	111
Less other plans' net depreciation	(5,466)	(9,963)

Net Plan depreciation	$ (62,998,820)	$ (65,120,353)

Net realized and unrealized appreciation (depreciation) of investments for the five months ended December 31, 2002:

Mutual Fund:
PIMCO Total Return Fund - Administrative Class	$ (263,134)
Massachusetts Investors Growth Stock Fund - Class A	(52,482)
Davis NY Venture Fund, Inc. Class A	(59,881)
*Fidelity Magellan	(4,886,519)
*Fidelity Low Priced Stock	(2,671,051)
*Fidelity Diversified International Fund	(302,075)
*Fidelity Dividend Growth Fund	(968,376)
*Fidelity Mid-Cap Stock Fund	674,369
*Fidelity Freedom Income Fund	(11,882)
*Fidelity Freedom 2000 Fund	(26,851)
*Fidelity Freedom 2010 Fund	(132,123)
*Fidelity Freedom 2020 Fund	(36,212)
*Fidelity Freedom 2030 Fund	(25,911)
*Fidelity Freedom 2040 Fund	(5,687)
*U.S. Equity Index Commingled Pool	(2,992,720)
*Spartan U.S. Equity Index Fund	(15,770)

Total Savings Plan Master Trust Mutual Fund depreciation	(11,776,305)
Less other plans' net depreciation	(5,586,148)

Net Plan depreciation	$ (6,190,157)

 *  Permitted party-in-interest.  (See footnote 10)

5.     INGERSOLL-RAND COMPANY LIMITED STOCK FUND

Investments in the Ingersoll-Rand Company Limited Stock Fund of the Savings Plan Master Trust at December 31, 2002 were as follows:

Total Savings Plan Master Trust Ingersoll-Rand Company
Limited Class A Common Shares	$ 329,941,728
Colchester Street Trust: Money Markey Portfolio - Class 1	16,244,286

Total Savings Plan Master Trust Ingersoll-Rand Company
Limited Stock Fund	346,186,014

Less other plans	(130,252,334)

Plan investment in Ingersoll-Rand Company
Limited Stock Fund	$ 215,933,680

The Ingersoll-Rand Company Limited Stock Fund investment in Class A common shares of Ingersoll-Rand Company Limited at December 31, 2002 included 7,673,684 shares and the average cost of these shares was $234,170,341.

Investments in the Ingersoll-Rand Company Limited Stock Fund of the Chase Combined Trust at December 31, 2001 were as follows:

2001

Ingersoll-Rand Company Limited Class A Common Shares	$ 244,785,676
JPMorgan Liquidity Fund	2,630,310

Total Chase Combined Trust Ingersoll-Rand Company Limited Stock Fund	247,415,986
Less other plans	11,185,298

Plan investment in Ingersoll-Rand Company Limited Stock Fund	$ 236,230,688

The Ingersoll-Rand Company Limited Stock Fund investment in Class A common shares of Ingersoll-Rand Company Limited at December 31, 2001 included 5,854,716 shares and the average cost of these shares was $194,444,442.

Net realized and unrealized appreciation of investments for the years ended December 31 were as follows:

	2002	2001

Total Savings Plan Master Trust Ingersoll-Rand Company
Limited Stock Fund	$ 28,454,060	$ 4,578,559
Less other plans	13,836,119	88,703

Net Plan appreciation	$ 14,617,941	$ 4,489,856

6.    INVESTMENTS

The following investments represent 5 percent or more of the Plan's net assets at December 31:

	2002	2001

Fixed Income Fund	$ -	$ 261,437,029
*Fidelity Institutional Money Market Portfolio	266,204,754	-
*Fidelity Dividend Growth Fund	60,931,144	-
*U.S. Equity Index Commingled Pool	58,566,297	80,177,649
*Fidelity Growth and Income Portfolio	-	73,699,593
*Fidelity Mid-Cap Stock Fund	46,801,180	-
*Fidelity Magellan Fund	64,603,417	57,653,670
*Ingersoll-Rand Company Limited Stock Fund**	215,933,680	236,230,688

*Permitted party-in-interest. (See footnote 10)
**Company matching contributions were nonparticipant-directed through July 31, 2002.

7.     LOAN FUND

The Plan allows participants to borrow from their vested account balance subject to certain limits.  Loans are withdrawn from the participants' accounts in a sequence outlined in the Plan.

The number of loans outstanding at December 31, 2002 and 2001 was 6,002 and 6,471, respectively.

The Benefits Committee establishes the loan interest rate and the recordkeeper adjusts as required.   The interest rate on new loans was fixed at 5% in 2002 and ranged from 6% to 10% in 2001.  Interest charges begin 60 days after the initial loan date.

Loans are repaid in equal installments through payroll deductions over a maximum of five years.  Loan repayments consist of interest and principal, and are reinvested according to the participant's current investment elections.

8.     DIVIDEND AND INTEREST INCOME

Dividend and interest income for all investments at December 31 were as follows:

	2002	2001

Total Savings Plan Master Trust	$ 21,886,982	$ 31,141,387
Less other plans	4,417,059	5,883,441

Net Plan dividend and interest income from investments	$ 17,469,923	$ 25,257,946

9.     TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated August 29, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

10.   PARTY-IN-INTEREST

Certain Plan investments are shares or units of money market portfolio, commingled pool and mutual funds managed by Fidelity Investments, the Plan's trustee and recordkeeper as of December 31, 2002.  Prior to August 1, 2002 certain Plan investments are units of liquidity funds managed by JPMorgan Chase, the Plan's trustee prior to August 1, 2002.  These transactions qualify as permitted party-in-interest transactions.

Certain Plan investments are units of the Ingersoll-Rand Company Limited Stock Fund.  These transactions qualify as permitted party-in-interest transactions.

11.   TRANSFERS TO/FROM OTHER PLANS

Effective December 31, 2001, the Company approved the merger and trust-to-trust transfer of the assets held in the Dor-O-Matic, Inc. Employees' Profit Sharing Retirement Plan into the Plan.  This transfer in the amount of $2,483,759 was made on January 2, 2002.

On December 29, 2000, Ingersoll-Rand Company completed the sale of the assets of the ALCO Building Products ("ALCO") business unit of Steelcraft to LaForce, Inc.  As a result of the sale, effective December 29, 2000, a trust-to-trust transfer of the assets held in the Plan to a qualified benefit plan of LaForce, Inc. was approved, for the benefit of participants who were former employees of ALCO and who, on December 29, 2000 became employees of LaForce, Inc.

12.  SUBSEQUENT EVENTS

Effective January 1, 2003, assets from the Plan with respect to all participants in the Plan, other than those participants who were employees of The Torrington Company, a subsidiary of the Company, were spun off and merged into a new Company-sponsored defined contribution 401(k) plan which will be called the Ingersoll-Rand Company Employee Savings Plan.   Effective February 16, 2003, The Torrington Company was sold to The Timken Company.

13.   SAVINGS PLAN MASTER TRUST FINANCIAL INFORMATION

At December 31, 2002 and 2001, the Plan had a 74% and 89% participation in the Savings Plan Master Trust, respectively.  The Plan's relative share of the Savings Plan Master Trust decreased from 2001 to 2002 due to the 2002 contribution of assets to the Savings Plan Master Trust from other participating plans (approximately $173 million of initial transfers were made, primarily in Mutual Fund and Company Stock Fund investments).  The financial statements for the Savings Plan Master Trust are prepared on the modified cash basis of accounting, which is substantially the same as the accrual basis of accounting.  The supplemental schedules of the Savings Plan Master Trust for the year ended December 31, 2002 follow.

******

INGERSOLL-RAND COMPANY SAVINGS PLAN MASTER TRUST			Schedule I

SCHEDULE OF ASSETS HELD AT END OF YEAR (Schedule H, Line 4i)
YEAR ENDED DECEMBER 31,2002

		Shares, Units,
Identity of Issue	Description of Investment	Principal Amount	Current Value

Mutual Funds:
PIMCO Total Return Fund - Administrative Class	Open-end Mutual Fund	2,586,419	$ 27,597,091
Davis New York Venture Fund, INC - Class A	Open-end Mutual Fund	74,350	1,556,895
*Fidelity Low-Priced Stock Fund	Open-end Mutual Fund	1,655,129	41,659,607
*Fidelity Dividend Growth Fund	Open-end Mutual Fund	3,293,990	73,521,863
*Fidelity Magellan Fund	Open-end Mutual Fund	1,008,133	79,602,191
Massachusetts Investors Growth Stock Fund - Class A	Open-end Mutual Fund	68,818	635,191
*U.S. Equity Index Commingled Pool**	Commingled Pool	2,578,450	67,735,890
*Fidelity Mid-Cap Stock Fund	Open-end Mutual Fund	3,167,910	51,510,221
*Fidelity Diversified International Fund	Open-end Mutual Fund	651,179	11,174,224
*Fidelity Freedom Income Fund	Open-end Mutual Fund	91,731	972,351
*Fidelity Freedom 2000 Fund	Open-end Mutual Fund	67,834	746,849
*Fidelity Freedom 2010 Fund	Open-end Mutual Fund	200,014	2,288,156
*Fidelity Freedom 2020 Fund	Open-end Mutual Fund	194,020	2,064,369
*Fidelity Freedom 2030 Fund	Open-end Mutual Fund	100,812	1,032,317
*Fidelity Freedom 2040 Fund	Open-end Mutual Fund	33,999	199,233
*Fidelity Retirement Money Market Fund	Open-end Mutual Fund	5,234,473	5,234,473
*Spartan U.S. Equity Index Fund	Open-end Mutual Fund	18,413	573,565

*Ingersoll-Rand Company Limited Stock Fund****	Class A Common Shares	26,316,590	227,901,668
*Ingersoll-Rand Company Limited Stock Fund - LESOP****	Class A Common Shares	10,570,540	118,284,346
*Fidelity Money Market Portfolio***	Money Market Portfolio	34,470,124	348,593,259
Participant Loans Receivable	Due 1/01/02 - 12/31/06; 5% - 10%		24,116,341

TOTAL INVESTMENTS			$1,087,000,100

Note: The investment information above is that of the Ingersoll-Rand Company Savings Plan Master Trust (the "Trust") as of December 31, 2002 in
which the Plan represents 74% of the total net assets of the Trust. The cost of the investments in the Ingersoll-Rand Company Limited Stock Fund at
December 31, 2002 was $234,170,341.

* Permitted party-in-interest to the Plan.
** The U.S. Equity Commingled Pool is not a mutual fund and is managed by Fidelity Management Trust Company.
*** The Money Market Portfolio is not an SEC registered money market mutual fund and is administered by Fidelity management Trust Company.
**** Company matching contributions were nonparticipant-directed through July 31, 2002.

INGERSOLL-RAND COMPANY SAVINGS PLAN MASTER TRUST							Schedule II

SCHEDULE OF REPORTABLE TRANSACTIONS (Schedule H, Line 4j)
YEAR END DECEMBER 31, 2002

						Current Value
				Expense		of Asset on
		Purchase	Selling	Incurred with	Cost of	Transaction	Net Gain
Identity of Party Involved	Description of Asset	Price	Price	Transaction	Asset	Date	(Loss)

Series of Transactions:

Ingersoll-Rand Company Limited Stock	Class A Common Shares	$16,944,483	$ -	$12,365	$ -	$16,932,121	$ -
Ingersoll-Rand Company Limited Stock	Class A Common Shares	-	48,440,296	31,081	23,343,007	48,440,296	25,066,205

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                           INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

Dated: June 30, 2003                                                               By:     /s/ Sharon E. Elliot

                                                                                                                              Name:  Sharon E. Elliot
                                                                                                                              Title: Chairperson, Benefits Committee
                                                                                                                              Ingersoll-Rand Company Limited

EXHIBIT INDEX

Exhibit No.                               Description

23                                            Consent of Deloitte & Touche LLP

99.1                                         Certification of Chief Executive Officer of Ingersoll-Rand Company Limited Pursuant to Section 906 of the Sarbanes-                                                Oxley Act of 2002.

99.2                                         Certification of Chief Financial Officer of Ingersoll-Rand Company Limited Pursuant to Section 906 of the Sarbanes-                                                Oxley Act of 2002.